UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Consummates Sale of Minority Stake in Its Polysilicon Business
     XINYU CITY, China and SUNNYVALE, Calif., June 7, 2011 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced that LDK Solar and its wholly owned polysilicon manufacturing subsidiaries have consummated the $240 million investment by China Development Bank International Holdings Limited, assignee of China Development Bank Capital Corporation Ltd., each a wholly owned subsidiary of China Development Bank Corporation, Apollo Asia Investment Limited, a wholly owned subsidiary of a fund advised by CITP Advisors Ltd., and Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation (together, the “Investors”) pursuant to the subscription agreement entered into by the parties on December 30, 2010 and subsequent to the receipt of various PRC governmental approvals relating to such investment by State-owned financial institutions in a foreign enterprise. The Investors are now holders of an aggregate of 240 million series A redeemable convertible preferred shares of LDK Silicon & Chemical Technology Co., Ltd., a subsidiary of LDK Solar incorporated in the Cayman Islands that holds and operates LDK Solar’s polysilicon business (“LDK Silicon”). The preferred shares on an as-if-converted basis represent approximately 18.46% of the aggregate issued and outstanding share capital of the LDK Silicon, with LDK Solar holding the remaining 81.54%.
     LDK Silicon’s preferred shares are convertible into its ordinary shares at the option of the holders at an initial conversion ratio of 1:1 at any time before the closing of a qualified initial public offering of LDK Silicon (the “Qualified IPO”), as defined in the subscription agreement. This conversion right is subject to certain anti-dilution adjustments (i) when LDK Silicon, without the prior written consent of each Investor, issues any equity securities for a per-share consideration less than the per-share subscription price paid by these Investors, plus a 23% internal rate of return through the date of sale of such equity securities and (ii) for any share split, share dividend, share combination, recapitalization and similar transactions. The Investors have the right to require LDK Solar and/or LDK Silicon to redeem the preferred shares if (i) LDK Silicon fails to complete a Qualified IPO by June 3, 2013, i.e. within two years following the completion of the investment, or (ii) any material breach by LDK Solar, LDK Silicon, their respective subsidiaries, and Mr. Xiaofeng Peng, of the terms and conditions of the subscription agreement and other related transaction documents. In the event of such mandatory redemption, LDK Solar will be required to pay a redemption price equal to 100% of the original subscription price of $240 million, plus a 23% internal rate of return on such subscription price through the date of redemption, in addition to an annual dividend on a pro rata basis among all shareholders of LDK Silicon up to an amount of its retained earnings so that the Investors will receive at least $15 million of such dividend, to the extent the declaration and distribution of such dividend are permitted by laws and contractual obligations applicable to LDK Silicon. LDK Silicon will not be liable for the declaration and distribution of such dividend if, prior to December 31, 2011, it has received an approval for listing of its shares on an internationally recognized stock exchange for a Qualified IPO and the Qualified IPO is consummated within three months from the date of the listing approval. If, instead, LDK Silicon receives an approval for listing of its shares on an internationally recognized stock exchange for a Qualified IPO in 2012 and the Qualified IPO is consummated within three months from the date of the listing approval, then LDK Silicon will not be liable for the declaration and distribution of such dividend with respect to the fiscal year ending December 31, 2012.
     The subscription agreement for the preferred shares also contains certain performance provisions. LDK Solar will be required to pay a cash compensation to the Investors if the consolidated net profit of LDK Silicon and its subsidiaries fails to achieve a targeted net profit of $190 million in the year ending December 31, 2011. The amount of such cash compensation is determined by the formulas: Cash compensation for 2011 = Subscription price × (1 – actual audited consolidated net profit in 2011/$200,000,000), provided that the amount of the cash compensation will not exceed 23% of the subscription price. Pursuant to the subscription agreement, LDK Solar will not be required to pay any cash compensation to the Investors if LDK Silicon consummates a Qualified IPO by December 31, 2011.
     LDK Solar has also agreed to pledge 15% of the equity interest of its PRC subsidiary, Jiangxi LDK Solar Hi-Tech Co., Ltd., to secure its commitments under the subscription agreement.
     As required by the subscription agreement, Mr. Hu Zhiwei, of China Development Bank Capital Corporation Limited, has been designated as a non-executive director on the board of directors of LDK Silicon.
     Our press release issued on June 7, 2011 is attached hereto as Exhibit 99.1.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: June 7, 2011

EXHIBIT 99.1: PRESS RELEASE
LDK Solar Consummates Sale of Minority Stake in Its Polysilicon Business
XINYU CITY, China and SUNNYVALE, Calif., June 7, 2011 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced that LDK Solar and its wholly owned polysilicon manufacturing subsidiaries have consummated the $240 million investment by China Development Bank International Holdings Limited, assignee of China Development Bank Capital Corporation Ltd., each a wholly owned subsidiary of China Development Bank Corporation, Apollo Asia Investment Limited, a wholly owned subsidiary of a fund advised by CITP Advisors Ltd., and Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation (together, the “Investors”) pursuant to the subscription agreement entered into by the parties on December 30, 2010 and subsequent to the receipt of various PRC governmental approvals relating to such investment by State-owned financial institutions in a foreign enterprise. The Investors are now holders of an aggregate of 240 million series A redeemable convertible preferred shares of LDK Silicon & Chemical Technology Co., Ltd., a subsidiary of LDK Solar incorporated in the Cayman Islands that holds and operates LDK Solar’s polysilicon business (“LDK Silicon”). The preferred shares on an as-if-converted basis represent approximately 18.46% of the aggregate issued and outstanding share capital of the LDK Silicon, with LDK Solar holding the remaining 81.54%.
LDK Silicon’s preferred shares are convertible into its ordinary shares at the option of the holders at an initial conversion ratio of 1:1 at any time before the closing of a qualified initial public offering of LDK Silicon (the “Qualified IPO”), as defined in the subscription agreement. This conversion right is subject to certain anti-dilution adjustments (i) when LDK Silicon, without the prior written consent of each Investor, issues any equity securities for a per-share consideration less than the per-share subscription price paid by these Investors, plus a 23% internal rate of return through the date of sale of such equity securities and (ii) for any share split, share dividend, share combination, recapitalization and similar transactions. The Investors have the right to require LDK Solar and/or LDK Silicon to redeem the preferred shares if (i) LDK Silicon fails to complete a Qualified IPO by June 3, 2013, i.e. within two years following the completion of the investment, or (ii) any material breach by LDK Solar, LDK Silicon, their respective subsidiaries, and Mr. Xiaofeng Peng, of the terms and conditions of the subscription agreement and other related transaction documents. In the event of such mandatory redemption, LDK Solar will be required to pay a redemption price equal to 100% of the original subscription price of $240 million, plus a 23% internal rate of return on such subscription price through the date of redemption, in addition to an annual dividend on a pro rata basis among all shareholders of LDK Silicon up to an amount of its retained earnings so that the Investors will receive at least $15 million of such dividend, to the extent the declaration and distribution of such dividend are permitted by laws and contractual obligations applicable to LDK Silicon. LDK Silicon will not be liable for the declaration and distribution of such dividend if, prior to December 31, 2011, it has received an approval for listing of its shares on an internationally recognized stock exchange for a Qualified IPO and the Qualified IPO is consummated within three months from the date of the listing approval. If, instead, LDK Silicon receives an approval for listing of its shares on an internationally recognized stock exchange for a Qualified IPO in 2012 and the Qualified IPO is consummated within three months from the date of the listing approval, then LDK Silicon will not be liable for the declaration and distribution of such dividend with respect to the fiscal year ending December 31, 2012.
The subscription agreement for the preferred shares also contains certain performance provisions. LDK Solar will be required to pay a cash compensation to the Investors if the consolidated net profit of LDK Silicon and its subsidiaries fails to achieve a targeted net profit of $190 million in the year ending December 31, 2011. The amount of such cash compensation is determined by the formulas: Cash compensation for 2011 = Subscription price × (1 – actual audited consolidated net profit in 2011/$200,000,000), provided that the amount of the cash compensation will not exceed 23% of the subscription price. Pursuant to the subscription agreement, LDK Solar will not be required to pay any cash compensation to the Investors if LDK Silicon consummates a Qualified IPO by December 31, 2011.
LDK Solar has also agreed to pledge 15% of the equity interest of its PRC subsidiary, Jiangxi LDK Solar Hi-Tech Co., Ltd., to secure its commitments under the subscription agreement.
As required by the subscription agreement, Mr. Hu Zhiwei, of China Development Bank Capital Corporation Limited, has been designated as a non-executive director on the board of directors of LDK Silicon.

“We are very pleased to close this transaction with such top-tier financial institutions,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “We are also very thankful to the PRC government that, with the approval of its regulatory authorities for this investment, we are now able to continue to work hard to build up and grow our vertically integrated PV business.”
Mr. Zhang Xuguang, President of China Development Bank Capital Corporation Limited, said: “We are also excited to close this investment and to become a shareholder of LDK Silicon. We hope this investment will speed up the development of this silicon manufacturing venture and would continue to support LDK to become the integrated world leader in the solar industry in future via various means. We at CDBC are very happy to be a part in the development and growth of the renewable energy industry in China , as the global community is becoming increasingly conscious of the need to be environmental friendly.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
About China Development Bank International Holdings Limited
China Development Bank Corporation (“CDB”) is one of the largest and the most influential developmental financial institutions in China. It is the only full service bank that provides the spectrum of investing, lending, bond issuing, leasing, brokerage and investment banking nationwide. CDB is also the largest wholesale bank and the primary medium and long-term investment and financial services provider in China, with national economic development as one of its main business considerations. China Development Bank Capital Corporation Ltd. (“CDBC”) is the investment arm of CDB and is a wholly-owned subsidiary of CDB established in August 2009 pursuant a special approval by the State Council. China Development Bank International Holdings Limited is a wholly owned subsidiary of CDBC.
About CITP Advisors Ltd.
CITP Advisors Ltd. is a fund management company affiliated with BOC International Holdings Limited (“BOCI”). BOCI, which specializes in investment banking, is a wholly owned subsidiary of Bank of China Ltd., which is listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 3988) and the Shanghai Stock Exchange (Stock Code: 601988). With a team of seasoned financial professionals, a broad institutional and retail sales network and a global management operation, BOCI is well-positioned to offer its clients a wide range of investment banking services, including securities underwriting, mergers & acquisitions, financial advisory, equity sales & trading, equity derivatives, fixed income, asset management and private equity investments.
About Excel Rise Holdings Limited
Excel Rise Holdings Limited is wholly-owned by CCB International Asset Management Limited. CCB International Asset Management Limited is a company incorporated in Hong Kong and is wholly owned by CCB International (Holdings) Limited. The entire issued share capital of CCB International (Holdings) Limited is beneficially owned by China Construction Bank Corporation, a company listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 939) and the Shanghai Stock Exchange (Stock Code: 601939). CCB International Asset Management Limited has invested in a number of pre-IPO projects in the PRC and Hong Kong as well as Hong Kong listed companies, covering sectors such as healthcare, energy and resources, infrastructure, consumer product, media and real estate.
About Prosper East Limited
Prosper East Limited is wholly-owned by Shandong Peninsula Ocean Blue Economic Investment Company Limited. Shandong Peninsula Ocean Blue Economic Investment Company Limited was incorporated in the Cayman Islands as an exempted company and is indirectly jointly owned by CCB International Asset Management Limited and Shandong High-Tech Investment Corporation.

Safe Harbor Statement for LDK Solar
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801